VIA EDGAR

September 28, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Nepstar Chain Drugstore Ltd.

Form 20-F for the fiscal year ended December 31, 2010

Filed April 20, 2011

File No. 001-33751

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins:

I refer to your letter to Mr. Fuxiang Zhang, dated September 26, 2011, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 of China Nepstar Chain Drugstore Ltd.

We are in the process of preparing accurate and complete answers to the comments raised in your letter. Given there will be national holidays in China from October 1 to October 7, 2011, we respectfully request an extension of the deadline to October 24, 2011 to respond to your letter.

Please do not hesitate to contact me at (86) 755-8622-4124 if you have additional questions or require additional information.

Very truly yours,

/s/ Saily Yang
Name:	Saily Yang
Title:	Company Secretary